

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

<u>Via E-mail</u>
Ward M. Klein
Chief Executive Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

      Re: Energizer Holdings, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2014
              Filed November 18, 2014
              File No. 001-15401

Dear Mr. Klein:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Martin James

                          Martin James
                          Senior Assistant Chief Accountant